SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2008
(Commission File Number: 000-24876)
TELUS Corporation
(Translation of registrant’s name into English)
21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Form 6-K consists of the following:
Early Warning Report
Filed Pursuant to National Instrument 62-103

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  January 18, 2008

TELUS Corporation
/s/ Audrey Ho
Name:	Audrey Ho
Title:	Senior Vice President, General Counsel and Corporate Secretary

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
and
Sections 176 (1), 176 (2), and 176(3) of the Securities Act (Alberta)
Sections 111(1) and 111(2) of the Securities Act (British Columbia)
Sections 92(1) and 92(2) of the Securities Act (Manitoba)
Sections 102(1) and 102(2) of the Securities Act (Newfoundland and Labrador)
Sections 107(1) and 107(2) of the Securities Act (Nova Scotia)
Sections 101(1) and 101(2) of the Securities Act (Ontario)
Sections 147.11 and 147.12 of the Securities Act (Quebec)
Sections 126 (1) and (2) of the Securities Act (New Brunswick)
Sections 110(1) and 110(2) of the Securities Act, 1988 (Saskatchewan)
1.	Name and address of the Offeror:

6886116 Canada Ltd. (the “Offeror”) 1000, rue de La Gauchetière Ouest Bureau 2100 Montréal, QC H3B 4W5

2.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On January 16, 2008, the Offeror, an indirect wholly-owned subsidiary of TELUS Corporation (“TELUS”), acquired, pursuant to a take-over bid (the “Offer”) approximately 84,876,494 common shares (the “Shares”) of Emergis Inc. (“Emergis”).

On January 17, 2008, the Offeror acquired pursuant to the compulsory acquisition provisions set out in Section 206 of the Canada Business Corporations Act (the “Act”), ownership and control of 5,227,232 Shares, representing the remaining issued and outstanding Shares not previously owned by the Offeror (the “Compulsory Acquisition”).

3.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

After giving effect to the transaction referred to under the first paragraph of Section 2 above, the Offeror beneficially owned approximately 84,876,494 Shares, representing approximately 94.2% of the Shares on a fully-diluted basis.

On January 17, 2008, the Offeror acquired ownership and control of the remaining 5,227,232 Shares (representing approximately 5.8% of the issued and outstanding Shares, on a fully-diluted basis. After giving effect to the Compulsory Acquisition, the Offeror owned 100% of the issued and outstanding Shares on a fully-diluted basis.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in Section 3 over which:’
(a)	the Offeror, either alone or together with any joint actors, has ownership and control

See response in Section 3 above.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.
5.	Name of the market in which the transaction or occurrence that gave rise to the new release took place:

84,876,494 Shares, which are listed on the Toronto Stock Exchange and trade under the symbol “EME”, were acquired pursuant to the Offer for consideration of C$8.25 in cash per Share.

5,227,232 Shares were acquired pursuant to the Compulsory Acquisition.

6.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The purpose of the Offer was to acquire all of the outstanding Shares, including Shares issuable upon the exercise or surrender of any options.

The Compulsory Acquisition having been completed and all of the Shares acquired, the Offeror intends to de-list the Shares from the Toronto Stock Exchange and cause Emergis to apply to securities regulatory authorities to cease to be a reporting issuer.

7.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On November 28, 2007, TELUS Corporation and Emergis executed a support agreement (the “Support Agreement”) pursuant to which TELUS agreed that it would make, or cause a wholly-owned subsidiary to make, an Offer subject to the satisfaction of certain conditions, all of the issued and outstanding shares in the capital of Emergis, including Shares issuable upon the exercise of the conversion of any Options and SRs (as such terms are defined in the Support Agreement and defined herein as “Convertible Securities”) of Emergis, at a price of C$8.25 per Share in cash. The Offeror was formed to be TELUS’ nominee to make the Offer.

Under the Support Agreement, the board of directors of Emergis agreed to, among other things, support the Offer and to refrain from soliciting competing acquisition proposals.

Contemporaneously with the execution of the Support Agreement, TELUS entered into lock-up agreements (collectively, the “Lock-Up Agreements”) with Crescendo Partners II L.P. Series M and Eric Rosenfeld, Libermont Inc. (a corporation controlled by Jean C. Monty), Pierre Ducros, François Côté, J. Spencer Lanthier, Peter C. Maurice, Carlos Carreiro, Robert Comeau, Marc Filion, François Gratton, Mark Groper, Monique Mercier, Keith Nugara and Yogen Appalraju (collectively, the “Supporting Shareholders”). Pursuant to the terms of the Lock-Up Agreements, the Supporting Shareholders agreed to accept the Offer and validly tender, or cause to be validly tendered to the Offer, and not withdraw, except in certain circumstances, all of the Shares owned by them, directly or beneficially, or over which they exercise direction or control and all Shares which may be issuable to them on the exercise of any Convertible Securities held by them.

8.	Names of any joint actors in connection with the disclosure required by this report:

TELUS Corporation Floor 8, 555 Robson Street Vancouver, BC V6B 3K9

9.	The nature and value of the consideration paid by the Offeror:

The Offeror paid C$8.25 in cash per Share in connection with its purchase of the Shares.

10.	Where applicable, a description of any change in any material fact set out in a previous report filed under the early warning requirements of applicable Canadian securities legislation:

See response in Section 2 above.
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DATED January 18, 2008.

6886116 CANADA LTD.
By:	“Audrey Ho”
	Name:	Audrey Ho
	Title:	Senior Vice-President, General Counsel and Corporate Secretary